UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                  Kimmins Corp.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                    49446V100
                                 (CUSIP Number)

      Robert F. Dow, 2800 One Atlantic Center, 1201 West Peachtree Street,
                          Atlanta, Georgia 30309-3450
                        ________________________________
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 17, 2002

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49446V100                                                  Page 2 of 4

==================================================================================================

1    Name of Reporting Person  S.S. or I.R.S. Identification No. of Above Person
                              Francis M. Williams

2    Check the Appropriate Box if a Member of a Group                                      (a)|X|
                                                                                           (b)|_|

3    SEC Use Only

4    Source of Funds
                                               PF

5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                                    |_|


6    Citizenship or Place of Organization
                                    United States

7    Sole Voting Power
                                     2,997,652(1)


8    Shared Voting Power
                                       139,919(2)

9    Sole Dispositive Power
                                    2,997,652 (1)


10   Shared Dispositive Power
                                       139,919(2)

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                  3,137,571(1)(2)

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                 |X|


13   Percent of Class Represented by Amount in Row (11)
                                     60.2 percent

14   Type of Reporting Person
                                               IN

==================================================================================================

SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Includes 336,000 shares of Class A Common Stock issuable upon exercise of options. Does not include 1,666,569 shares of Class B stock which are convertible into Class A shares upon the attainment of certain financial benchmarks which have not been met.

(2) Includes 48,908 shares owned by Mr. Williams' wife; 30,493 shares held by Mr. Williams as Trustee for his wife and children; 24,626 shares held by Mr. Williams as Custodian under the Florida Uniform Gifts to Minors Act for his children; 1,066 shares held by Kimmins Realty Investment, Inc., which is owned 100 percent by Mr. Williams; and 34,826 shares held by the Company's 401(k) Plan of which Mr. Williams is fully vested.

     Note: All share figures have been adjusted for a 1-for-3 reverse stock split effective in October 1995.

CUSIP No. 49446V100                                                  Page 3 of 4



Item 3.  Source and Amount of Funds or Other Consideration

     See Item 3 to the Schedule 13D filed on November 26, 1990 ("Schedule 13D"). The Reporting Person used personal funds to purchase the additional shares reported herein.

Item 4.  Purpose of Transaction

     See Item 4 to the Schedule 13D and Item 5 below. The shares have been purchased for investment purposes. In 1999, the Reporting Person received 625,000 shares of Class A stock upon conversion of 625,000 shares of Class B stock. The Reporting Person is considering a plan to implement a reverse stock split which may have the effect of enabling the Company to terminate its registration under the Securities Exchange Act of 1934.

Item 5.  Interest in Securities of the Issuer

          (a)-(b) See Items 7-13 of the cover page.

          (c) See Item 3. The following open market purchases of the Company's Common Stock have been effected by the persons named in Item 2 above within the last sixty days:

                Date         Shares Purchased             Price

              09/17/02            196,333                 $0.55
              09/20/02               5,000                $0.40
              09/23/02             10,000                 $0.34
              09/25/02             10,000                 $0.35
              10/07/02               5,000                $0.40
              10/11/02             15,000                 $0.25
              10/16/02             15,000                 $0.25

          (d)  Not Applicable.

          (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     See Item 6 to the Schedule 13D. In July 1998, the Reporting Person pledged 180,802 shares to Regions Bank to collateralize a line of credit in the amount of $550,000. The loan bears interest at 10.5%.


Item 7. Material to be Filed as Exhibits.

          *(a) Amended and Restated Brokerage Account Pledge, Trust and Security
               Agreement dated September 18, 1989 between Chase Bank of Florida, N.A. and the Reporting Person.

          *(b) Pledge  Security  Agreement  dated May 24, 1990  between  Norstar
               Bank, National Association and the Reporting Person.

          *(c) Margin Account  Agreement dated May 18, 1990 between  PaineWebber
               Incorporated and the Reporting Person.

          *(d) Stock  Pledge and  Security  Agreement  dated May 3, 1990 between
               Citicorp Real Estate, Inc. and the Reporting Person.

          (e) Commercial Pledge and Security Agreement dated as of July 22, 1998, between Regions Bank and the Reporting Person.

               *Previously filed.

CUSIP No. 49446V100                                                  Page 4 of 4



Signature.

     After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.





/s/ Francis M. Williams                           November 20, 2002
-------------------------------------    ---------------------------------------
Francis M. Williams                                   Date






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